INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 24, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”)
on behalf of the Oakseed Opportunity Fund

This letter summarizes the comments provided by Mr. Chad Eskiledsen of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 26, 2012, regarding Post-Effective Amendment No. 293 to the Registrant’s Form N-1A registration statement with respect to the Oakseed Opportunity Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 297 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses

1.  Include the full heading “Fees and Expense of the Fund” to the section in order to be consistent with Item 3 of Form N-1A.

Response:  The section heading has been updated to reflect the suggested change.

Fees and Expenses Table

2.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Jackson Park Capital, LLC (the “Adviser”), as an exhibit to the Amendment.  The Registrant confirms that the term of the contractual waiver is longer than one year.

Principal Investment Strategies – Summary Section

3.   Disclose the ratings categories and maturities of convertible debt instruments in which the Fund intends to invest.

Response:  Upon further analysis, the Registrant has determined that investing in convertible debt instruments is not part of the Fund’s principal investment strategy.  Therefore, reference to convertible debt instruments has been deleted from the Principal Investment Strategies section of the Prospectus.

4.  Confirm whether short selling is a principal investment strategy of the Fund and if it is, remove “although not a primary investment strategy”.  If it is determined to not be a principal investment strategy of the Fund, remove references to short selling from this section.

Response:  The Fund’s Advisor has confirmed that short selling is not a primary investment strategy of the Fund.  Therefore, the paragraph referencing short selling has been removed from this section.

5.  Confirm whether estimated acquired fund fees and expenses are anticipated to be greater than one basis point.  If yes, include such estimated acquired fund fees and expenses in the Fees and Expenses Table.

Response: It is currently estimated that the expenses of the ETFs (acquired fund fees and expenses) will be 1 basis point.  Therefore, the Fees and Expenses Table has been updated to reflect such estimated expenses.

Principal Risk of Investing – Summary Section

6.  Break out from the paragraph on Convertible Securities Risk interest rate risk as a separate risk.

Response:  Per the Registrant’s response to comment number 3 above, references to convertible securities have been removed from this section.

7.  Confirm whether short selling is a principal investment strategy of the Fund and if it is, remove “although not a primary investment strategy”.  If it is determined to not be a principal investment strategy of the Fund, remove references to short selling from this section.

Response:  Per the Registrant’s response to comment number 4 above, references to short selling has been removed from this section.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing of the Amendment.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

3